FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X             Form 40-F
                   -------                    -------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No   X
             -------           -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Contents:
              1.    Quarterly Report for the Quarter Ended September 30, 2003
              2.    Press Release dated December 1, 2003
              3.    Press Release dated November 17, 2003
              4.    Press Release dated November 5, 2003
              5.    Press Release dated October 30, 2003
              6.    Press Release dated October 14, 2003
              7.    Press Release dated September 15, 2003

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended September 30, 2003

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code:  (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes x    No
                                             ---     ---


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                          Outstanding at September 30, 2003
---------------------------------------        ---------------------------------
Common Stock, par value $0.01 per share                  18,146,063



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 2003



                                ITEMS IN FORM 6-K


                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

  Item 1.     Financial Statements.............................................4

              Condensed Consolidated Balance Sheets September 30, 2003
              (unaudited) and December 31, 2002................................4

              Condensed Consolidated Statements of Operations for the
              Three Months and Nine Months Ended September 30, 2003
              (unaudited) and 2002 (unaudited).................................5

              Condensed Consolidated Statements of Shareholders'
              Equity (unaudited) for the Nine Months Ended September
              30, 2003 (unaudited) and 2002 (unaudited)........................6

              Condensed Consolidated Statement of Cash Flows for the
              Nine Months Ended September 30, 2003 (unaudited) and
              2002 (unaudited).................................................7

              Notes to the Condensed Consolidated Financial Statements.........8

  Item 2.     Management's Discussion and Analysis of Financial
              Condition and Results of Operations.............................14


  Item 3.     Quantitative and Qualitative Disclosures about Market Risk......17

  Item 4.     Controls and Procedures.........................................17



PART II - OTHER INFORMATION

  Item 1.     Legal Proceedings...............................................18

  Item 2.     Changes in Securities and Use of Proceeds.......................18

  Item 3.     Defaults Upon Senior Securities.................................18

  Item 4.     Submission of Matters to a Vote of Security Holders.............18

  Item 5.     Other Information...............................................18

  Item 6.     Exhibits and Reports on Form 8-K................................18

PART I - FINANCIAL INFORMATION

Item 1.   Financial Information

                                       RADICA GAMES LIMITED
                               CONDENSED CONSOLIDATED BALANCE SHEETS
                             SEPTEMBER 30, 2003 AND DECEMBER 31, 2002


(US dollars in thousands, except share data)                       September 30,       December 31,
                                                                   -------------       ------------
                                                                       2003                2002
                                                                   -------------       ------------
                                                                    (unaudited)
                               ASSETS
Current assets:
Cash and cash equivalents                                             $ 11,866           $ 32,692
Investment securities                                                   19,823           $   --
Accounts receivable, net of allowances for doubtful accounts            20,067             15,139
  of $153 ($315 as at December 31, 2002)
Inventories                                                             21,559             20,385
Prepaid expenses and other current assets                                2,870              1,674
Income taxes receivable                                                    931                931
                                                                      --------           --------

     Total current assets                                               77,116             70,821
                                                                      --------           --------

Property, plant and equipment, net                                      12,224             14,034
                                                                      --------           --------

Intangible assets                                                        9,551              9,551
                                                                      --------           --------

Other assets (Note 6)                                                      880                896
                                                                      --------           --------

     Total assets                                                     $ 99,771           $ 95,302
                                                                      ========           ========

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term borrowings                                                 $   --             $    846
Accounts payable                                                        12,311              9,014
Current portion of long-term debt                                         --                1,825
Accrued payroll and employee benefits                                    1,238              2,753
Accrued expenses                                                         5,045              5,840
Income taxes payable                                                       263                309
Deferred income taxes                                                       79                 79
                                                                      --------           --------

     Total current liabilities                                          18,936             20,666
                                                                      --------           --------

     Total liabilities                                                  18,936             20,666
                                                                      --------           --------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  18,146,063 shares outstanding (17,796,131 as
  at December 31, 2002)                                                    181                178
Additional paid-in capital                                               3,296              2,320
Retained earnings                                                       78,178             72,946
Accumulated other comprehensive loss                                      (820)              (808)
                                                                      --------           --------

     Total shareholders' equity                                         80,835             74,636
                                                                      --------           --------

     Total liabilities and shareholders' equity                       $ 99,771           $ 95,302
                                                                      ========           ========

             See accompanying notes to the condensed consolidated financial statements.

                                                 RADICA GAMES LIMITED
                                   CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         THREE MONTHS AND NINE MONTHS ENDED
                                             SEPTEMBER 30, 2003 AND 2002


(US dollars in thousands,                       Three months ended September 30,     Nine months ended September 30,
except per share data)                          --------------------------------     -------------------------------
                                                     2003              2002*             2003              2002*
                                                 ------------      ------------      ------------      ------------
                                                  (unaudited)       (unaudited)       (unaudited)       (unaudited)
Revenues:
Net sales                                        $     37,655      $     47,305      $     70,644      $     85,315
Cost of goods sold (exclusive of items
shown separately below)                               (23,057)          (29,028)          (44,145)          (54,428)
                                                 ------------      ------------      ------------      ------------
Gross profit                                           14,598            18,277            26,499            30,887
                                                 ------------      ------------      ------------      ------------

Operating expenses:
Selling, general and administrative expenses           (6,452)           (7,151)          (17,082)          (17,401)
Research and development                                 (985)           (1,067)           (2,820)           (3,053)
Depreciation and amortization                            (460)             (714)           (1,576)           (2,150)
Restructuring charge                                     --                --                 (87)             --
                                                 ------------      ------------      ------------      ------------
Total operating expenses                               (7,897)           (8,932)          (21,565)          (22,604)
                                                 ------------      ------------      ------------      ------------

Operating income                                        6,701             9,345             4,934             8,283

Net interest and other income                             120               119               389               190

Foreign currency gain, net                                 76               374               236             1,098
                                                 ------------      ------------      ------------      ------------

Income before income taxes                              6,897             9,838             5,559             9,571

Provision for income taxes                               (272)             (459)             (327)             (805)
                                                 ------------      ------------      ------------      ------------

Net income                                              6,625             9,379             5,232             8,766
                                                 ============      ============      ============      ============

Net income per share:

Basic                                            $       0.37      $       0.53      $       0.29      $       0.50
                                                 ============      ============      ============      ============

Diluted                                          $       0.34      $       0.51      $       0.28      $       0.48
                                                 ============      ============      ============      ============

Weighted average number of common
  and common equivalent shares:

Basic                                              18,085,226        17,740,167        17,964,728        17,708,692
                                                 ============      ============      ============      ============

Diluted                                            19,263,343        18,301,965        19,004,858        18,308,820
                                                 ============      ============      ============      ============

* Reclassified to conform with 2003 presentation.


                      See accompanying notes to the condensed consolidated financial statements.


                                                       RADICA GAMES LIMITED
                                     CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     AND COMPREHENSIVE INCOME
                                           NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002


(US dollars in thousands)               Common stock                                                  Accumulated
                                        ------------         Additional  Warrants to                     other          Total
                                   Number                     paid-in      acquire        Retained    comprehensive  shareholders'
                                 of shares       Amount       capital    common stock     earnings      loss (1)        equity
                                ------------  -----------    ----------  ------------     ----------  -------------- -------------

Balance at December 31, 2002     17,796,131    $      178    $    2,320    $     --       $   72,946    $     (808)    $   74,636
Stock options exercised             347,692             3           963          --             --            --              966
Issuance of stock                     2,240          --              13          --             --            --               13
Net income                             --            --            --            --            5,232          --            5,232
Unrealized loss on investment
   securities                          --            --            --            --             --            (200)          (200)
Foreign currency translation           --            --            --            --             --             188            188
                                 ----------    ----------    ----------    ----------     ----------    ----------     ----------

Balance at September 30, 2003    18,146,063    $      181    $    3,296    $     --       $   78,178    $     (820)    $   80,835
                                 ==========    ==========    ==========    ==========     ==========    ==========     ==========


Balance at December 31, 2001     17,646,740    $      176    $    1,549    $      445     $   61,012    $     (130)    $   63,052
Issuance of stock                     3,808             1            15          --             --            --               16
Stock options exercised             113,455             1           236          --             --            --              237
Expiration of stock warrants           --            --             445          (445)          --            --             --
Net income                             --            --            --            --            8,766          --            8,766
Foreign currency translation           --            --            --            --             --            (509)          (509)
                                 ----------    ----------    ----------    ----------     ----------    ----------     ----------

Balance at September 30, 2002    17,764,003    $      178    $    2,245    $     --       $   69,778    $     (639)    $   71,562
                                 ==========    ==========    ==========    ==========     ==========    ==========     ==========

(1)  The comprehensive income for the nine-month periods ended September 30, 2003 and September 30, 2002 was $12 and $(509),
     respectively.

                             See accompanying notes to the condensed consolidated financial statements.

                                          RADICA GAMES LIMITED
                             CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                              NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

(US dollars in thousands)                                                    2003                2002
                                                                         -----------         -----------
                                                                         (unaudited) (unaudited)
Cash flow from operating activities:
Net income                                                                 $  5,232           $  8,766
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                                        --                  466
  Depreciation                                                                1,576              1,835
  Amortization                                                                 --                  315
  Gain on sales of investment securities                                        (23)              --
  Loss on disposal and write off of property, plant and equipment               132                 23
  Changes in assets and liabilities:
    Increase in accounts receivable                                          (4,928)            (9,004)
    Increase in inventories                                                  (1,174)            (8,989)
    Increase in prepaid expenses and other assets                            (1,196)              (509)
    Increase in accounts payable                                              3,297              6,053
    (Decrease) increase in accrued payroll and employee benefits             (1,515)               955
    Increase in accrued warranty expenses                                      --                  182
    Decrease in other accrued liabilities                                      (795)              (445)
    (Increase) decrease in income taxes                                         (46)               221
                                                                           --------           --------

Net cash provided by (used in) operating activities                             560               (131)
                                                                           --------           --------

Cash flow from investing activities:
Purchase of investment securities                                           (20,000)              --
Proceeds from sale of property, plant and equipment                             915                227
Purchase of property, plant and equipment                                      (797)              (958)
                                                                           --------           --------

Net cash used in investing activities                                       (19,882)              (731)
                                                                           --------           --------

Cash flow from financing activities:
Funds from issuance of stock                                                     13                 15
Funds from stock options exercised                                              966                238
Decrease in short-term borrowings                                              (846)              --
Repayment of long-term debt                                                  (1,825)            (2,736)
                                                                           --------           --------

Net cash used in financing activities                                        (1,692)            (2,483)
                                                                           --------           --------

Effect of currency exchange rate change                                         188               (509)
                                                                           --------           --------

Net decrease in cash and cash equivalents                                   (20,826)            (3,854)

Cash and cash equivalents:
  Beginning of period                                                        32,692             25,810
                                                                           --------           --------

  End of period                                                            $ 11,866           $ 21,956
                                                                           ========           ========

                See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financials statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of September 30, 2003, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The provisions of SFAS are effective for fiscal years ending after December 15, 2002.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148. As permitted by SFAS No. 123, the Company has elected to retain the intrinsic-value-based method of accounting. Accordingly, the Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     In accordance with SFAS No. 148, the following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 for the three months and nine months ended September 30, 2003 and 2002:

                                                         Three month ended September 30,          Nine month ended September 30,
                                                       -----------------------------------     -----------------------------------
                                                            2003               2002                 2003               2002
                                                       ---------------    ----------------     ---------------    ----------------
     Net income
       As reported                                            $ 6,625             $ 9,379             $ 5,232             $ 8,766
       Less: Total stock-based employee
         compensation expense determined
         under fair-value-based method for
         all rewards, net of related tax effects                 (174)               (178)               (478)               (564)
                                                       ---------------    ----------------     ---------------    ----------------
     Pro forma                                                $ 6,451             $ 9,201             $ 4,754             $ 8,202
                                                       ===============    ================     ===============    ================

     Reported net income per share
       Basic                                                  $  0.37             $  0.53             $  0.29             $  0.50
       Diluted                                                $  0.34             $  0.51             $  0.28             $  0.48

     Pro forma net income per share
       Basic                                                  $  0.36             $  0.52             $  0.26             $  0.46
       Diluted                                                $  0.33             $  0.50             $  0.25             $  0.45

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly-owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and as deferred by FASB Staff Position No. 46-6, to existing entities created before February 1, 2003 in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Although the Company is in the process of assessing the impact of adopting FIN 46 on its financial position and results of operations, the Company believes that it does not have any interests in variable interest entities that will require consolidation.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative
     Instruments and Hedging Activities." The Company had no derivative instruments or hedging activities during or at the end of the third quarter of 2003.

     In May 2003 SFAS No. 150 "Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both" was issued. SFAS No. 150 requires changes to the classification of certain freestanding financial instruments that are currently classified as equity. This announcement is effective for instruments entered into after May 31, 2003 and for all instruments outstanding after June 30, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material impact on its financial position or results of operations.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net income or shareholders' equity.

2.   EARNINGS PER SHARE

     Basic earnings per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method.

     The following table sets forth the computations of basic and diluted income per share for the three-month and nine-month periods ended September 30:

                                                   Three months ended September 30,        Nine months ended September 30,
                                                 -----------------------------------     -----------------------------------
                                                      2003               2002                 2003               2002
                                                 ---------------    ----------------     ---------------    ----------------
     Numerator for basic and diluted
       earnings per share:
       Net income                                    $     6,625         $     9,379         $     5,232         $     8,766
                                                 ===============    ================     ===============    ================

     Denominator :
      Basic weighted average shares                   18,085,226          17,740,167          17,964,728          17,708,692
        Effect of dilutive options and warrants        1,178,117             561,798           1,040,130             600,128
                                                 ---------------    ----------------     ---------------    ----------------

     Diluted weighted average shares                  19,263,343          18,301,965          19,004,858          18,308,820
                                                 ===============    ================     ===============    ================

     Net income per share:
     Basic                                           $      0.37         $      0.53         $      0.29         $      0.50
                                                 ===============    ================     ===============    ================
     Diluted                                         $      0.34         $      0.51         $      0.28         $      0.48
                                                 ===============    ================     ===============    ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                            (US dollars in thousands)

3.   BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games and Youth Electronics business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A summary of the Company's two reportable segments is set forth below.

                                                Three months ended September 30,        Nine months ended September 30,
                                              -----------------------------------     -----------------------------------
                                                   2003               2002                 2003                 2002
                                              ---------------    ----------------     ---------------    ----------------
     Revenues from external customers
       Games and Youth Electronics                   $ 33,352            $ 43,048            $ 59,099            $ 72,082
       VGA                                              4,303               4,257              11,545              13,233
                                              ---------------    ----------------     ---------------    ----------------
     Total revenues from external customers          $ 37,655            $ 47,305            $ 70,644            $ 85,315
                                              ===============    ================     ===============    ================

     Segment (loss) income
       Games and Youth Electronics                   $  7,049            $ 10,006            $  7,012            $ 11,096
       VGA                                               (272)               (287)             (1,842)             (1,715)
                                              ---------------    ----------------     ---------------    ----------------
     Total segment income                            $  6,777            $  9,719            $  5,170            $  9,381

     Corporate
       Net interest and other income                      120                 119                 389                 190
       Provision for income taxes                        (272)               (459)               (327)               (805)
                                              ---------------    ----------------     ---------------    ----------------
     Total consolidated net income                   $  6,625            $  9,379            $  5,232            $  8,766
                                              ===============    ================     ===============    ================

4.   GOODWILL

     At September 30, 2003 and December 31, 2002, the Company's cost in excess of fair value of assets purchased ("goodwill") related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 1, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis thereafter on an interim basis if an event or change in circumstances indicates that the asset might be impaired. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its implied fair value.

     The Company has undertaken goodwill impairment testing to determine whether the goodwill carried on the books was impaired and the extent of such impairment. The goodwill arising from the 1999 acquisition of Radica UK was allocated to the VGA reporting unit. In December 2002, the Company completed its annual goodwill impairment assessment, which indicated no impairment of goodwill. There have been no events since December 31, 2002, which would cause the Company to change this assessment.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                  September 30,       December 31,
                                       2003               2002
                                  ---------------    ----------------

     Raw materials                       $ 3,705             $ 3,004
     Work in progress                      2,701               3,462
     Finished goods                       15,153              13,308
     Consigned finished goods                  -                 611
                                  ---------------    ----------------
                                        $ 21,559            $ 20,385
                                  ===============    ================

6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                           September 30,       December 31,
                                                2003               2002
                                          ---------------    ----------------

     Land and buildings                         $ 10,941            $ 12,230
     Plant and machinery                           7,802               7,520
     Furniture and equipment                       7,458               7,303
     Leasehold improvements                        2,971               2,879
                                          ---------------    ----------------
       Total                                      29,172              29,932
       Less: Accumulated depreciation
         and amortization                        (16,948)            (15,898)
                                          ---------------    ----------------
         Total, net                             $ 12,224            $ 14,034
                                          ===============    ================

     In November 2002, the AICPA international practices task force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights generally would be considered operating leases, as they are long-term leases of lands, which do not transfer title. On January 1, 2003, the Company followed this guidance and reclassified $880 and $896 to other assets from property, plant and equipment as of September 30, 2003 and December 31, 2002, respectively.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                         September 30,       December 31,
                                              2003               2002
                                        ---------------    ----------------

     Accrued advertising expenses              $ 1,239             $ 1,243
     Accrued license and royalties               1,298               1,479
     Commissions payable                           206                 191
     Other accrued liabilities                   2,302               2,927
                                        ---------------    ----------------
          Total                                $ 5,045             $ 5,840
                                        ===============    ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                       (QUARTER ENDED SEPTEMBER 30, 2003)
                            (US dollars in thousands)

8.   PLEDGE OF ASSETS

     At September 30, 2003, the Company's general banking facilities including overdraft and trade facilities were collateralized as follows:

     Leasehold land and buildings            $ 7,985
     Other assets                                880
                                           ----------
                                             $ 8,865
                                           ==========

9.   LITIGATION

     The Company is subject to pending claims and litigation. On April 4, 2000, a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification ("Auto ID") operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their intellectual property rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

     The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company has other pending litigation against it. While these matters are substantially covered by insurance, the Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at September 30, 2003, in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy. Management does not believe that the ultimate disposition of the other claims or legal actions will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

10.  RESTRUCTURING CHARGE

     In the second quarter of 2003, the Company recorded a restructuring charge of $87 for personnel costs relating to the closure of the UK R&D office, Radica Innovations (UK) Limited. The restructuring resulted in a workforce reduction of approximately 5 positions. The reductions in workforce are permanent and affected the Company's VGA segment. As of September 30, 2003, the Company has completed the process of closing the UK R&D office. There was no restructuring reserve as at September 30, 2003.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Radica Games Limited (NASDAQ: RADA) manufactures and markets a diverse line of electronic entertainment products covering three product lines - electronic games carrying the Radica and Play TV brand names, youth electronics carrying the Girl Tech and Barbie(TM) brand names, and Gamester branded video game controllers & accessories. Radica also provides "Manufacturing Services" including manufacturing for other companies in the electronic game industry and provides sourcing services for retail customers. The business is divided into two reportable segments: Games, which includes the electronic games and youth electronics product lines as well as Manufacturing Services, and Video Game Accessories ("VGA") which relates to the Gamester product line.

Founded in 1983 by Americans living in Hong Kong, the Company is headquartered in Hong Kong and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2002 it had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc. In 1994 the Company went public when its shares began trading on the NASDAQ exchange and are traded under the RADA symbol. A complete description of Radica's product line and company information can be found on its website (www.radicagames.com).

RESULTS OF OPERATIONS

The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                Three months ended September 30,
                                                --------------------------------
                                                   2003                 2002
                                                -----------         ------------

Net sales                                         100.0%              100.0%
Cost of sales                                     (61.2%)             (61.4%)
Gross Margin                                       38.8%               38.6%

Selling, general and adminstrative expenses       (17.2%)             (15.1%)
Research and development                           (2.6%)              (2.2%)
Depreciation and amortization                      (1.2%)              (1.5%)

Operating income                                   17.8%               19.8%

Net interest and other income                       0.3%                0.2%
Foreign currency gain, net                          0.2%                0.8%

Income before income taxes                         18.3%               20.8%
Provision for income taxes                         (0.7%)              (1.0%)
Net income                                         17.6%               19.8%

The Company reported a net profit for the third quarter of $6.6 million or $0.34 per diluted share compared to a net profit of $9.4 million or $0.51 per diluted share in the third quarter of 2002.

Summary of sales achieved from each category of products:

                                                 Three months ended September 30,
                                 ---------------------------------------------------------------
                                             2003                             2002
                                 ---------------------------------------------------------------
                                   % of Net           Net            % of Net           Net
Product Lines                    Sales Value     Sales Value       Sales Value      Sales Value
---------------------------------------------   --------------   --------------   --------------
(US dollars in thousands)

Electronic Games                        62.5%         $ 23,511            51.7%         $ 24,480
Youth Electronics                       15.7%            5,925            14.8%            6,986
VGA                                      9.2%            3,479             6.0%            2,828
Manufacturing Services                  12.6%            4,740            27.5%           13,011
                                 ------------   --------------   --------------   --------------
Total                                  100.0%         $ 37,655           100.0%         $ 47,305
                                 ============   ==============   ==============   ==============

The Company's continued movement away from its lower margin Manufacturing Services business and the discontinuation of production of eKara for Takara resulted in an $8.3 million reduction in low margin Manufacturing Services sales for the Company in Q3 and was the primary factor in the decrease in sales for the quarter to $37.7 million as compared to $47.3 million in Q3 2002, a drop of $9.7 million or 20.4%. Year to date sales were $70.6 million compared to $85.3 million in 2002, a decrease of 17.2%; however, excluding Manufacturing Services the sales decrease was only 1.9%. As a result of the discontinuation of eKara production, Manufacturing Services sales decreased by 63.6% for the quarter and 54.1% on a year-to-date basis. Electronic Games sales decreased by 4.0% for the quarter due to deferred shipments by retail customers but increased 0.5% year-to-date. Youth Electronics sales decreased by 15.2% for the quarter and 9.3% year-to-date for similar reasons. Video Game Accessories ("VGA") sales grew by 23.0% for the quarter due to the recent launch of new Gamester products, including the GBA Game Changer, the GBA Jukebox and the Xbox FPS Master; but, were down by 3.6% year to date due to the lack of new platform launches and related pipeline fill that had occurred during the first six months of 2002 in Europe.

Gross profit margin for the third quarter of 2003 was 38.8% as compared to 38.6% in the same quarter of 2002 due to a change in product mix to higher margin Radica branded products largely offset by increased sales of closeouts of VGA and other products in Q3 as well as related inventory reserves.

Operating expenses for the quarter were $7.9 million as compared to $8.9 million in Q3 2002. The decrease in expenditure was as a result of reduction in variable expenses and bonus partially offset by a charge of $0.1 million relating to the disposal of a property valued on the balance sheet at $1.0 million and sold at $0.9 million.

The following table shows the major operating expenses:

                                          Three months ended September 30,
                                          --------------------------------
(US dollars in millions)                     2003                2002
                                          -----------        ------------

Advertising expenses                             1.0                1.0
Other selling and promotion expenses             1.1                1.3
Indirect salaries and bonus                      2.1                2.9
Research and development expenses                1.0                1.1
Depreciation and amortization                    0.5                0.7

LIQUIDITY AND CAPITAL RESOURCES

The Company generates the majority of its cash from its normal operations but the Company's business is inherently seasonal. The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third quarter as customers increase their purchases to meet consumer demand during the holiday season. The Company's emphasis on inventory and credit management has allowed us to maintain lower inventory and receivables levels. As at September 30, 2003, inventories increased to $21.6 million from $20.4 million at December 31, 2002, but were lower than September 2002 inventories by $4.6 million. Receivables stood at $20.1 million at September 30, 2003 as compared to $15.1 million at December 31, 2002 and $22.4 million at September 30, 2002.

At September 30, 2003, the Company had $31.7 million of cash and investment securities, and net assets of $80.8 million as compared to $32.7 million and $74.6 million, respectively at December 31, 2002 and $22.0 million and $71.6 million respectively as of September 30, 2002. Total debt fell to zero at September 30, 2003 compared to $2.7 million at December 31, 2002 and $3.6 million at September 30, 2002.

Net cash provided by operating activities was $0.6 million in the nine months ended September 30, 2003 as compared to net cash used in operating activities of $0.1 million in 2002. Net cash used in investing activities was $20 million and $0.7 million in the nine months ended September 30, 2003 and 2002, respectively. This change was primarily due to purchases of investment securities in the third quarter of 2003.

Net cash used in financing activities was $1.7 million in the nine months ended September 30, 2003 compared with $2.5 million in the nine months ended September 30, 2002. In 2003, the Company repaid all short-term borrowings and long-term debt.

Current liabilities were $18.9 million at September 30, 2003 compared to $20.7 million at December 31, 2002. The decrease was the result of reduction in accrued payroll & employee benefits, short term borrowings and current portion of long-term debt from 2002.

As previous mentioned, total debt fell to zero at September 30, 2003. The Company has approximately $4.0 million of various lines of credit available. Management believes that the Company's existing cash & cash equivalents and credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. The Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

The Company had no derivative instruments or off balance sheet financing activities during 2003. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

CRITICAL ACCOUNTING POLICIES

For a discussion of the Company's critical accounting policies, see "Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 2002 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of the Company's risk factors, see "Item 3. Key Information - Risk Factors" and "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors" in the Company's 2002 Form 20-F and Form 6K for the first quarter of 2003, respectively. We have added two risk disclosures during 2003:

ADVERSE WORLDWIDE ECONOMIC CONDITIONS

         Several factors, including the war in Iraq, increased worldwide unemployment, threats of global terrorist attacks and softening global economies have caused uncertainties in the US and other global economies. These uncertainties make it difficult for the Company to estimate growth in the regional economies in which it sells its product and therefore may negatively affect the Company's sales, increase its exposure to bad debt or increase its operating cost.

VOLATILE MASS MARKET RETAIL SECTOR

         Most of the Company's sales are made to mass-market retailers. The mass-market retail channel in the US has experienced significant shifts in market share among competitors in recent years, causing several of the Company's customers to experience liquidity problems, including several customers that have filed for bankruptcy during the past two years. While the Company makes every attempt to minimize its credit exposure, there is always a risk that customers will not pay or that they will delay payment, subjecting the Company to exposure to bad debt losses. In addition, if these customers were to cease doing business as a result of bankruptcy, it could have a material adverse affect on the Company's sales.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT
FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995)

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of the Company's risk factors, you are referred to the sections in the Company's Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The market risk disclosures have not materially changed from those appearing in the Company's 2002 Form 20-F (see Item 5). We have added two risk disclosures during 2003 under business risk.

ITEM 4.   CONTROLS AND PROCEDURES

         Not Applicable.

PART II - OTHER INFORMATION

Item 1.   Legal Proceedings

         See Note 9 to the accompanying Financial Statements.

Item 2.   Changes in Securities and Use of Proceeds

         None.

Item 3.   Defaults Upon Senior Securities

         None.

Item 4.   Submission of Matters to a Vote of Security Holders

         None.

Item 5.   Other Information

         None.

Item 6.   Exhibits and Reports on Form 8-K

         (a)   Exhibits

               None.

         (b)   Reports on Form 8-K

               None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED




Date:      December 19, 2003                     /s/ Craig D. Storey
      ------------------------------             -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer